UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 1 to
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
QLT Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Common Shares, Without Par Value
(Title of Class of Securities)
746927102
(CUSIP Number of Class of Securities)
QLT Inc.
Attention: Robert L. Butchofsky
887 Great Northern Way, Suite 101
Vancouver, British Columbia, Canada V5T 4T5
(604) 707-7000
(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)
Copies to:

Peter O’Callaghan, Esq. Blake, Cassels & Graydon LLP 595 Burrard Street P.O. Box 49314 Suite 2600, Three Bentall Centre Vancouver, British Columbia V7X 1L3 Canada (604) 631-3300	Alan C. Mendelson, Esq. Ora T. Fisher, Esq. Latham & Watkins LLP 140 Scott Drive Menlo Park, California 94025 USA (650) 328-4600
Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$50,000,000	$1,965

*	Maximum valuation of the transaction.

**	The amount of the filing fee, calculated pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $39.30 per million dollars of the $50,000,000 maximum transaction value.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,965

Form or Registration No.:	Schedule TO

Filing Party:	QLT Inc.

Date Filed:	December 5, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on December 5, 2008 (the “Schedule TO”) by QLT Inc., a company organized under the laws of the Province of British Columbia, Canada (“QLT” or the “Company”), in connection with its tender offer to purchase and cancel a number of shares of its common stock, without par value, that does not exceed an aggregate purchase price of US$50 million. QLT is offering to purchase these shares at a price not less than US$2.20 and not more than US$2.50 per common share upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 5, 2008 (the “Offer to Purchase”), the accompanying Issuer Bid Circular (the “Circular”), and the related Letter of Transmittal which, together with the Offer to Purchase and the Circular, collectively and as amended or supplemented from time to time, constitute the “Tender Offer.” This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the Circular and the related Letter of Transmittal were previously included as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule TO filed on December 5, 2008.
     The information contained in the Offer to Purchase and the Circular is incorporated by reference in this Amendment No. 1 to all of the applicable items in Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11.	Additional Information.
(b)  On January 12, 2009, the Company issued a press release announcing that on January 12, 2009, the United States Court of Appeals for the First Circuit (the “Court of Appeals”) affirmed the judgment of the United States District Court for the District of Massachusetts (the “District Court”) in the lawsuit brought against the Company by Massachusetts Eye and Ear Infirmary (“MEEI”) in connection with events related to U.S. patent no. 5,789,349 and certain of MEEI’s research results related to the Company’s Visudyne® product. The Court of Appeals upheld the liability and damages aspects of the judgment of the District Court in which the Company was found liable under Massachusetts state law for unfair trade practices and was ordered to pay to MEEI damages equal to 3.01% on past, present and future worldwide net sales for Visudyne®, plus interest and certain legal fees. The press release is attached hereto as Exhibit (a)(5)(v) and the information set forth therein is incorporated herein by reference.
As a result of the court’s decision, the Company will be mailing to shareholders on or about Friday, January 16, 2009, a notice prescribed by the Canadian securities laws describing this change in the Company’s affairs and extending the expiry date of the Tender Offer.

Item 12.	Exhibits.

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase dated December 5, 2008 and the accompanying Issuer Bid Circular (incorporated by reference to Exhibit (a)(1)(i) to the Company’s Schedule TO filed on December 5, 2008).

(a)(1)(ii)	Letter of Transmittal (which includes the Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(ii) to the Company’s Schedule TO filed on December 5, 2008).

(a)(1)(iii)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Company’s Schedule TO filed on December 5, 2008).

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Press release dated December 1, 2008 (incorporated by reference to Exhibit (a) to the Company’s Schedule TO filed on December 1, 2008).

(a)(5)(ii)	Press release dated December 5, 2008 (incorporated by reference to Exhibit (a)(5)(ii) to the Company’s Schedule TO filed on December 5, 2008).

(a)(5)(iii)	“Investor — Frequently Asked Questions” posted December 5, 2008 on the Company’s website at www.qltinc.com (incorporated by reference to Exhibit (a)(5)(iii) to the Company’s Schedule TO filed on December 5, 2008).

(a)(5)(iv)	“Employees — Frequently Asked Questions” posted December 5, 2008 on the Company’s internal intranet website (incorporated by reference to Exhibit (a)(5)(iv) to the Company’s Schedule TO filed on December 5, 2008).

(a)(5)(v)*	Press release dated January 12, 2009.

(b)	None.

Exhibit Number	Description
(d)(i)	Royalty Adjustment and Stock Option Agreement dated August 10, 1989, between Quadra Logic Technologies Inc. and Dr. David Dolphin (incorporated by reference to Amendment No. 1 to the Registration Statement on Form F-1, Registration No. 033-31222, filed on November 6, 1989).

(d)(ii)	1998 QLT Incentive Stock Option Plan (incorporated by reference to Exhibit 10.68 to the Company’s Annual Report on Form 10-K for the year ended December 31, 1998).

(d)(iii)	2000 QLT Incentive Stock Option Plan (as amended in 2002) (incorporated by reference to the Company’s Registration Statement on Form S-8, filed on September 20, 2002).

(d)(iv)	Deferred Share Unit Plan for Non-Employee Directors (incorporated by reference to Exhibit 10.32 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005).

(d)(v)	Form of Stock Option Agreement for stock option grants to senior employees and executive officers (incorporated by reference to Exhibit 10.43 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006).

(d)(vi)	Change of Control Letter Agreement between QLT Inc. and Cameron Nelson (incorporated by reference to Exhibit 10.34 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005).

(d)(vii)	Employment Agreement dated September 26, 2005 between QLT Inc. and Robert L. Butchofsky (incorporated by reference to Exhibit 10.35 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005).

(d)(viii)	Change of Control Letter Agreement dated September 26, 2005 for Robert L. Butchofsky (incorporated by reference to Exhibit 10.36 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005).

(d)(ix)	Employment Agreement dated November 8, 2005 between QLT Inc. and Cameron Nelson (incorporated by reference to Exhibit 10.37 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005).

(d)(x)	2008 Annual Cash Incentive Bonus Plan for Executive Officers (incorporated by reference to Item 5.02 of the Company’s Current Report on Form 8-K dated March 13, 2008 and filed on March 19, 2008).

(g)	None.

(h)	Not applicable.

*	Filed herewith

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
/s/ Linda Lupini

(Signature)
Linda Lupini, Senior Vice President,
Human Resources and Organizational Development

(Name and title)
January 13, 2009

(Date)

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase dated December 5, 2008 and the accompanying Issuer Bid Circular (incorporated by reference to Exhibit (a)(1)(i) to the Company’s Schedule TO filed on December 5, 2008).

(a)(1)(ii)	Letter of Transmittal (which includes the Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(ii) to the Company’s Schedule TO filed on December 5, 2008).

(a)(1)(iii)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Company’s Schedule TO filed on December 5, 2008).

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Press release dated December 1, 2008 (incorporated by reference to Exhibit (a) to the Company’s Schedule TO filed on December 1, 2008).

(a)(5)(ii)	Press release dated December 5, 2008 (incorporated by reference to Exhibit (a)(5)(ii) to the Company’s Schedule TO filed on December 5, 2008).

(a)(5)(iii)	“Investor — Frequently Asked Questions” posted December 5, 2008 on the Company’s website at www.qltinc.com (incorporated by reference to Exhibit (a)(5)(iii) to the Company’s Schedule TO filed on December 5, 2008).

(a)(5)(iv)	“Employees — Frequently Asked Questions” posted December 5, 2008 on the Company’s internal intranet website (incorporated by reference to Exhibit (a)(5)(iv) to the Company’s Schedule TO filed on December 5, 2008).

(a)(5)(v)*	Press release dated January 12, 2009.

(b)	None.

(d)(i)	Royalty Adjustment and Stock Option Agreement dated August 10, 1989, between Quadra Logic Technologies Inc. and Dr. David Dolphin (incorporated by reference to Amendment No. 1 to the Registration Statement on Form F-1, Registration No. 033-31222, filed on November 6, 1989).

(d)(ii)	1998 QLT Incentive Stock Option Plan (incorporated by reference to Exhibit 10.68 to the Company’s Annual Report on Form 10-K for the year ended December 31, 1998).

(d)(iii)	2000 QLT Incentive Stock Option Plan (as amended in 2002) (incorporated by reference to the Company’s Registration Statement on Form S-8, filed on September 20, 2002).

(d)(iv)	Deferred Share Unit Plan for Non-Employee Directors (incorporated by reference to Exhibit 10.32 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005).

(d)(v)	Form of Stock Option Agreement for stock option grants to senior employees and executive officers (incorporated by reference to Exhibit 10.43 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006).

(d)(vi)	Change of Control Letter Agreement between QLT Inc. and Cameron Nelson (incorporated by reference to Exhibit 10.34 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005).

(d)(vii)	Employment Agreement dated September 26, 2005 between QLT Inc. and Robert L. Butchofsky (incorporated by reference to Exhibit 10.35 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005).

(d)(viii)	Change of Control Letter Agreement dated September 26, 2005 for Robert L. Butchofsky (incorporated by reference to Exhibit 10.36 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005).

(d)(ix)	Employment Agreement dated November 8, 2005 between QLT Inc. and Cameron Nelson (incorporated by reference to Exhibit 10.37 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005).

Exhibit Number	Description
(d)(x)	2008 Annual Cash Incentive Bonus Plan for Executive Officers (incorporated by reference to Item 5.02 of the Company’s Current Report on Form 8-K dated March 13, 2008 and filed on March 19, 2008).

(g)	None.

(h)	Not applicable.

*	Filed herewith